**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 22, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Snap Inc.**

**File No. 001-38017 - CF#36274**

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Snap Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.2 to Form 10-Q filed on May 2, 2018.

Based on representations by Snap Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.2           through January 30, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary